SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification on CVM/B3 queries

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), comes to provide clarification about the news published by Valor Econômico newspaper, on May 19, 2021, under the title "With an investment of R$1 billion in RN, Copel expand its diversification" through Official Letter No. 697/2021-SLS, sent on this date by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) which is transcribed below.

____________________________________________________

May 19, 2021

697/2021-SLS

Companhia Paranaense de Energia - COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref .: Request for clarification on news published in the press

Dear Sirs,

In a news item published by the Valor Econômico newspaper, on 05/19/2021, under the title “With an investment of R$1 billion in RN, Copel increases its diversification”, it is stated, among other information, that Copel should issue a debentures and will continue with low leverage (net debt to Ebitda), but following the target in the right direction, to reach 2.7 times.

We request clarification on the items marked, until 05/20/2021, with your confirmation or not, as well as other information considered important.

____________________________________________________

In response to the request, it is clarified that, according to relevant fact 10/21, released on May 17, 2021, filed in the Empresas.NET system under nº 014311IPE170520210104433311-09 (“FR 10/21”), the Company informed to the market that its subsidiary, Copel Geração e Transmissão (“Copel GeT”), signed a contract for the acquisition of 100% of the Vilas Wind Complex and that the total transaction value (Entreprise Value) is R$1,059 million (“Operation”). Also as stated in FR 10/21, the closing of the transaction will take place on November 30, 2021, after the fulfillment of its precedent conditions. In addition, pursuant to FR 10/21, the Company announced that “clarifications on the transaction may be made in the conference call with investors that the Company will hold tomorrow (May 18, 2021) at 12:00, whose access will be available on the Investor Relations website (ri.copel.com)”.

Thus, on May 17, 2021, prior to the conference call with investors, the Company disclosed, through the Empresas.NET system, in the category “communicated to the market”, type “presentation to analysts / market agents”, according to the protocol 014311IPE180520210104433312-08, the material that would be presented during the next day's conference call (“Presentation 5.18.21”).

In this sense, on page 9, Presentation 5.18.2021 informs that the Company expects to obtain, with the acquisition of the Project, an internal rate of return (“IRR”) of more than 2 digits. On that same page, the Company clarifies the strategy of “leveraging Equity at Copel GeT”, with a limited impact (0.2x) on the Company's consolidated leverage. When mentioning leverage as a strategy to maximize the return on the Operation, the Company made it clear that Copel GeT will seek to raise funds through financing with third parties (and not with its own shareholder), which may involve the issuance of debentures or other debt securities by Copel GeT. However, considering the need to verify the precedent conditions contracted and the forecast for the conclusion of the Transaction by the end of November this year, there is still no definition on the financing strategies to be adopted by Copel GeT.

As for the leverage of 2.7x (Net Debt / EBITDA), the Company clarifies that it disclosed the relevant fact 04/2021, filed in the Empresas.NET system under no. 014311IPE200120210104421612-77, on January 20, 2021 (“FR 04/21"), through which it informed its intention to, in line with the dividend policy then approved and disclosed, "not to exceed the leverage of 2.7x".

In this sense, on March 23, 2021, the Company sent, through the Empresas.NET system, in the category “communicated to the market”, type “presentation to analysts/market agents”, under protocol no. 014311IPE240320210104427813-46, presentation related to the conference call that would be held the next day called “Copel Day” (“Presentation 23.3.21”). On page 8 of Presentation 23.3.21, it appears that, based on various methodologies, management concluded that the ideal leverage (ratio of net debt to EBITDA) would be between 2.3x and 2.8x. Hence, on this same page, it is informed that the 2.7x leverage will be adopted as the “limit and goal” of the Company.

Curitiba, May 20, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 20, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.